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16014903

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SEC FILE NUMBER
8-66223

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2015 ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Palladium Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Room 539
(No. and Street)

New York (City) New York (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Padowitz 646-485-7297
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – If Individual, State Last, First, Middle Name)

132 Nassau Street (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Padowitz swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Palladium Capital Advisors LLC, as of

December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AKIVA J. KURLAND
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KU6254521
Qualified in Kings County
My Commission Expires January 17, 2020



Signature

CEO

Title



Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Palladium Capital Advisors, LLC
230 Park Avenue, Suite 539
New York, NY 10169

We have audited the accompanying statement of financial condition of Palladium Capital Advisors, LLC (the Company) as of **December 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Palladium Capital Advisors, LLC as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2016

PALLADIUM CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 298,971
Securities owned, at fair value	1,291,193
	$ 1,590,164

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commissions payable and accrued expenses	$ 582,927
MEMBERS' EQUITY	1,007,237
	$ 1,590,164

See notes to financial statements

PALLADIUM CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Palladium Capital Advisors LLC (the "Company") is a Delaware limited liability company and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on April 28, 2004. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and accounts receivable. The Company maintains bank and broker accounts with major financial institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits.

Securities Transactions and Commissions

Commission and investment advisory revenue and related commission expense are recorded on the date the transaction is completed. When the Company receives compensation in the form of securities, revenue is recorded at the estimated value of the securities received.

Securities owned are recorded at current market value. Securities in publicly traded companies are valued at quoted market prices. Securities not readily marketable are not traded on public exchanges and are valued at fair value as determined by management, which approximates estimated realizable value. Securities are carried at fair value in accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Securities that are not currently traded on any public market are recorded at fair value as determined by management after giving considerations to operating results, financial conditions and capital transactions.

Because of the inherent uncertainty of the valuation of such non-publically traded securities, it is reasonably possible that such estimated value may differ significantly from the value that would result from the amount that might ultimately be realized, since such amount depends on future circumstances and can not be determined until each investment is actually liquidated.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. SECURITIES OWNED

Securities owned consist of securities in U.S. public and private entities totaling $1,291,193.

4. COMMISSIONS PAYABLE AND ACCRUED EXPENSES

Commissions payable and accrued expenses include $438,385 which is payable upon disposition of certain securities owned and $129,263 in commission payable, both payable to registered reps who are also members of the Company.

5. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset

or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has established valuation processes and procedures to ensure that its valuation of securities categorized as "Level 3" in the fair-value hierarchy are conservative, fair, consistent, and verifiable. The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company

documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year. At December 31, 2015, the Company owns securities in two private companies which it valued at a net total of $101,613.

The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The methods and significant assumptions used to determine fair values of financial instruments are as follows:

Exchange-Traded Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 of the fair value hierarchy.

Notes: Notes are valued at face value due to their short term maturity date. Notes are categorized as level 2 of the fair value hierarchy.

The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year.

There were no transfers of assets between Level 1 and Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Public Equities (Small Cap)	$512,309	$563,520		$1,075,829
Notes		$113,750		$ 113,750
Private Equities (Small Cap)			$101,613	$ 101,613
Total	$512,309	$677,270.	$101,613	$1,291,192

Level 3 Change in Financial Assets and Liabilities:

Assets	Beginning Balance	Proceeds from Sales Related To Assets No Longer Held	Purchases and Issuances	Transfers In (Out)	Ending Balance
Securities	$371,716	$0	$101,613	($371,716)	$101,613

6. COMMITMENTS AND CONTINGENCIES

Lease

The Company rents office space in New York City, New York on a month to month basis. Rent expense for the year ended December 31, 2015 was $44,448.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $154,429, which was $115,567 in excess of its required net capital of $38,862. The Company had a percentage of aggregate indebtedness to net capital of 377% as of December 31, 2015.

9. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

PALLADIUM CAPITAL ADVISORS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

EXEMPTION REPORT

REPORT ON SIPC ASSESSMENTS

DECEMBER 31, 2015

Filed in accordance with rule 17a-5(e) (3) of the Securities Exchange Act as a public document